Westco Investment Corp.

FINANCIAL STATEMENTS

September 30, 2018

Westco Investment Corp.

Table of Contents







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2017 (MM/DD/YY) AND ENDING 09/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westco Investment Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 Hempstead Avenue
(No. and Street)

Lynbrook	NY	11563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Carter — (813) 442-1645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group, LLC
(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane, Ste 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James G. Westmacott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westco Investment Corp., as of September 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI B. BARRETT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6304444
Qualified in Nassau County
My Commission Expires May 27, ~~2018~~ 2022

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Westco Investment Corp.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Westco Investment Corp., which comprise the balance sheet as of September 30, 2018, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Westco Investment Corp. as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Westco Investment Corp.'s management. Our responsibility is to express an opinion on Westco Investment Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Westco Investment Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

Supplemental Information

The computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4) has been subjected to audit procedures performed in conjunction with the audit of Westco Investment Corp.'s financial statements. The supplemental information is the responsibility of Westco Investment Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, CPA

We have served as Westco Investment Corp.'s auditor since 2015.

Kennett Square, Pennsylvania
November 28, 2018

Undefined
(Continued)

Westco Investment Corp.

Balance Sheet
September 30, 2018

ASSETS

Current Assets		
Cash	$	5,484
Commissions receivable		3,444
Marketable securities		86,401
Total Current Assets		95,329
Fixed Assets		
Furniture, fixtures, and equipment, less		
Accumulated depreciation of $30,951		-0-
TOTAL ASSETS	$	95,329

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities		
Commissions payable	$	4,517
Accrued expenses		25,725
Total Current Liabilities		30,242
Shareholder's Equity		
Common stock (200 shares authorized,		
no par value, 100 shares issued and outstanding)		51,000
Paid in capital		43,800
Retained deficit		(29,713)
Total Shareholder's Equity		65,087
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	95,329

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Income
For the Year Ended September 30, 2018

REVENUE

Commissions	$ 95,192
Miscellaneous income	10
Interest and dividends	881
Short term and tong term capital gains on Mutual Funds	3,408
Gain on securities	4,876
TOTAL REVENUE	104,367

EXPENSES

Commissions	17,913
Salaries	45,204
Insurance	152
Rent	6,000
General and administrative	530
Repairs	0
Professional fees	10,000
Regulatory Dues and Fees	8,295
Computer services	4,601
Telephone	0
Payroll taxes	3,781
Pension expense	1,018
Clearing Fees	10,475
Error Account	0
Travel	0
Franchise Tax	97
Entertainment	0
TOTAL EXPENSES	108,066

Loss before Provision for Income Taxes	(3,699)
Provision for Income Taxes	0
NET LOSS	($ 3,699)

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2018

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Shareholder's Equity October 1, 2017	$ 51,000	$ 43,800	$ (26,014)	$ 68,786
Net Loss-September 30, 2018	-0-	-0-	(3,699)	(3,699)
Shareholder's Equity September 30, 2018	$ 51,000	$ 43,800	$ (29,713)	$ 65,087

Common stock, no par value, 200 shares authorized, 100 issued.

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Cash Flows
For the Year Ended September 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (3,699)
Adjustments to Reconcile Net Income to Net	
Cash Used in Operating Activities	
Depreciation	
Decrease in commissions receivable	14,687
Decrease in commissions payable	(830)
Increase in accrued expenses	818
Change on securities	(9,148)
NET CASH PROVIDED BY OPERATIONS	5,527
NET INCREASE IN CASH	1,828
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,656
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,484

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for Federal and State corporate taxes	$ 0

See Notes to Financial Statements.

Westco Investment Corp.
Notes to Financial Statements
September 30, 2018

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Westco Investment Corp. (the "Company") began operations in 1986. The Company is a full service broker dealer and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company is located in the State of New York and is licensed to do business in New York.

Cash and Cash Equivalents

For the statement of cash flows, the Company includes cash on deposit and cash on hand with original maturities less than three months to be cash equivalents.

Investments

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair value in the statement of financial position. Unrealized gains and losses are included in the statement of income.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are carried at cost and depreciated on an accelerated method with a useful life of five to seven years.

Certain Significant Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended September 30, 2018.

Marketable Securities

The Company classifies marketable securities, which consists of investments in marketable equity securities, as "trading securities." Under this classification, investments are stated at fair value.

	Costs	Unrealized Gains	Unrealized Losses	Market
Equity Securities	$ 69,166	$ 17,235	$ 0	$ 86,401

Note 2 - INCOME TAXES

The Company has a net operating loss at September 30, 2018 of $45,846 expiring at various dates through September 30, 2036. The NOL has resulted in a tax asset of $12,837. The Company also has unrealized gains of $17,235 resulting in a tax liability of $4,826 for a net tax asset of $8,011. Management believes long term realizability is remote, accordingly we have applied a valuation allowance against the full amount. The allowance has increased in the last year by $2,734.

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company, and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not, wouldn't be sustained upon examination by the applicable authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of September 30, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset), or disclosures in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income examination for years prior to 2015.

Note 3 – CREDIT RISK

The Company has a substantial portion of its cash located in banks, which are insured for only $250,000 through FDIC insurance. Concentration of a credit risk is inherent, when failure of the bank could result in the Company being able to recoup only a portion of its cash. Although at September 30, 2018, deposits did not exceed the $250,000 FDIC limit, the possibility exists that cash deposits can go above the federally insured limit.

Note 4 – FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC") defines fair value as the price that would be received upon sale of an asset or paid upon transfer of liability in orderly transaction between market participants at the measurement date and in the principal or most advantageous market for the asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The FASB ASC specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with the codification under GAAP, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.
Level 2 Inputs - Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.
Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

The FASB ASC requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value, measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Westco Investment Corp.
Notes to Financial Statements
September 30, 2018

	Level 1	Level 2	Level 3	Total
Calamos Growth & Income	$ 21,977	$ -0-	$ -0-	$ 21,977
First Eagle US Value	22,571	-0-	-0-	22,571
iShares Core S & P 500	18,442	-0-	-0-	18,442
Ivy Balanced	21,867	-0-	-0-	21,867
SSN Money Market	1,544	-0-	-0-	1,544
	$ 86,401	$ -0-	$ -0-	$ 86,401

Note 5 - FIXED ASSETS

Fixed assets at September 30, 2018, consist of the following:

Furniture fixtures, and equipment	$ 30,951
Less accumulated depreciation	30,951
Book value	$ -0-

Note 6 – TRANSACTIONS WITH RELATED PARTIES

The Company leases its office space from a related party. There is no lease commitment and rent is paid on a monthly basis. Rent expense under this arrangement for the year ended September 30, 2018 was $6,000, which includes $3,500 due at September 30, 2018.

Westco Investment Corp. shares the same office space with three other related entities. Each entity pays their share of expense based on a percentage of use. These percentages are determined by the actual usage of the space and the employees' time spent working for the entity.

Note 7 – SIMPLE RETIREMENT PLAN

The company has established a cash or deferred arrangement SIMPLE IRA retirement plan. The plan matches 100% of employee contributions, up to 3% of gross pay. For the year ending September 30, 2018 employer expense was $1,018.

Note 8- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2018, the Company had net capital of $50,272 which was $45,272 in excess of its required net capital of $5,000.

Note 9- <u>SUBSEQUENT EVENTS</u>

Management has evaluated the need for disclosures and/or agreements resulting from subsequent events through November 28, 2018. Based on this evaluation, no adjustments were required to the Financial Statements as of September 30, 2018.

Westco Investment Corp

Schedule I
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
September 30, 2018

NET CAPITAL
Total Stockholder's Equity Qualified for Net Capital

Add:	$ 65,087
A. Subordinated borrowings allowable in computation of net capital	0
Total Capital and Allowable Subordinated Liabilities	$ 65,087
Deductions and/or Charges	
A. Non-Allowable Assets	
Receivables - Other	$ 0
Receivables from non-customers	2,979
Other Assets	0
Total Deductions/and or Charges	$ 2,979
Net Capital Before Haircuts on Securities Positions	62,108
Haircuts on Securities	
A. Trading Securities	$ 11,806
B. Mutual Fund Money Market	31
Total Haircuts on Securities	11,837
Net Capital	$ 50,271

AGGREGATE INDEBTEDNESS
    Items included in Statement of Financial Condition:
      Accounts Payable, Accrued and Other

Liabilities	$ 30,242

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	.6015 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
Net Capital, as reported in Company's Part II (Unaudited) Focus
Report

	$ 50,272
Net Audit Adjustments	(1)
Net Capital per above	$ 50,271

The accompanying notes are an integral part of these financial statements.

Westco Investment Corp.

For the Fiscal Year Ended September 30, 2018

<u>15c3-3 Exemption Report</u>

The Company has claimed exemption from Rule 15c3-3 under k(2)(ii) based on the fact that all customer transactions are cleared through Securities Service Network, Inc. on a fully disclosed basis. To the best knowledge and belief of management of Westco Investment Corp., the conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the year ended September 30, 2018 without exception.



James G. Westmacott, President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Westco Investment Corp.

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Westco Investment Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westco Investment Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Westco Investment Corp. stated that Westco Investment Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Westco Investment Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westco Investment Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, CPA

Kennett Square, Pennsylvania

November 28, 2018

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com